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                             March 27, 2024

       Jennifer Holmgren
       Chief Executive Officer
       LanzaTech Global, Inc.
       8045 Lamon Avenue, Suite 400
       Skokie, IL 60077

                                                        Re: LanzaTech Global,
Inc.
                                                            Post-Effective
Amendment No. 2 to Registration Statement on Form S-1
                                                            Filed March 14,
2024
                                                            File No. 333-269735

       Dear Jennifer Holmgren:

                                                        We have reviewed your
post-effective amendment and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Post Effective Amendment on Form S-1, filed March 14, 2024

       About This Prospectus, page ii

   1. We note that references to "PRC" or "China" in your prospectus exclude Hong Kong and
                                                        Macau. Please revise to
clarify that the legal and operational risks associated with operating in China also
apply to operations in Hong Kong and Macau. Please also discuss the laws and
regulations in Hong Kong, as applicable to your business, as well as the related risks and
consequences. The requested disclosure may appear in
                                                        the definition itself
or in another appropriate discussion of legal and operational risks applicable to the
company.
       General

   2. We note that since the filing of the Post-Effective Amendment No. 1, filed on December
                                                        18, 2023, certain
disclosure appearing in the Risk Factor section relating to legal and operational risks
associated with operating in China and to PRC regulations has been removed. It is unclear
to us that there have been changes in the regulatory environment in
 Jennifer Holmgren
LanzaTech Global, Inc.
March 27, 2024
Page 2
         the PRC since the Post-Effective Amendment No. 1 filed on December 18, 2023, warranting revised disclosure to mitigate the challenges you face and related
         disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules,
the term    control
         (including the terms    controlling,       controlled by,    and
under common control with   ) as
         defined in Securities Act Rule 405 means    the possession, direct or
indirect, of the power
         to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in prior filings. As examples, and without limitation, we note that your revised disclosure in your Post-Effective Amendment No.
         2 does not address the following points from these previous amendments:

                Your disclosure on page 34 regarding your potential inability to protect existing or potential future joint ventures by nominating a non-Chinese director to the board of any such joint venture;

                Your disclosure on page 34 stating that regulations applicable to LanzaTech China
              Limited, a WFOE, may change as a result of the central Chinese government or local governments imposing new, stricter regulations, or interpretations of existing regulations;

                Your disclosure on page 35 providing further detail regarding the applicability of
              Chinese regulations and approvals necessary to comply with the DSL;

                Your disclosure on page 36 stating "The Chinese government also exercises
              significant control over China   s economic growth through
allocating resources,
              controlling payment of foreign currency-denominated obligations [...].";

            Your disclosure on page 36 suggesting that PRC policies and internal rules "may have a retroactive effect"; and
FirstName LastNameJennifer Holmgren
Comapany  NameLanzaTech
           Your   disclosure onGlobal,
                              page 36Inc.
                                       limiting the risk of Chinese government
interference and
          influence
March 27, 2024 Pageat2 any time to certain locations.
FirstName LastName
 Jennifer Holmgren
FirstName
LanzaTechLastNameJennifer Holmgren
            Global, Inc.
Comapany
March      NameLanzaTech Global, Inc.
       27, 2024
March3 27, 2024 Page 3
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Richie at 202-551-7857 or Jessica Ansart at 202-551-4511 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      Kerry Burke